Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: October 10, 2013

Paris, 10 October 2013. The holders of Bonds Redeemable into New or Existing Shares (ORANE) issued on 24 September 2002 (in an information memorandum (note d’opération) approved by the Commission des Opérations de Bourse under visa number 02-564 on 16 May 2002, ISIN Code: FR0000187783), have, in a bondholders’ meeting on 10 October 2013, unanimously approved the proposed merger between Publicis and the company Publicis Omnicom Group, which will take place in the context of the proposed combination of Publicis and Omnicom announced on 28 July 2013.

On this occasion, the ORANE holders also approved certain modifications to the terms and conditions of the ORANE aimed on the one hand at providing for the mandatory redemption of all the ORANE following the extraordinary general meeting of Publicis’ shareholders called to vote on the merger (such specific redemption event having no effect on the early redemption option available to the ORANE holders prior to this meeting in application of article 6.3.3.1 (iii) of the information memorandum), and on the other hand to specify that the accrued coupon which will be paid upon these early redemptions will be calculated on the annual coupon rate of 3.2946%.

As previously announced, the ORANE redemption parity has been adjusted by a multiple of 1.015 in order to take account of the portion of dividends paid out of premium in 2003 and 2004. As a result of this adjustment, each ORANE is entitled to 9.135 Publicis shares instead of 9 shares. In this context, Publicis shall offer to present and past ORANE holders justifying their ownership of ORANE on each of the redemption and coupon payment dates occurring within the limitation period, i.e. on 1st September of 2009 to 2013, a compensation corresponding to the additional shares and coupon that they should have received at such dates.

The annex to this press release sets out certain mechanics of the early redemption of ORANE (optional and mandatory) in connection with the merger and of the requests that may be made by holders in respect of the compensation proposal. A form will be made available in this respect on the Internet website of Publicis (www.publicisgroupe.com). A summary of the ORANE holders’ meeting held on 10 October 2013 is also available on the Internet website of Publicis.

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ANNEX

Mechanics of the early redemption of ORANE in connection with the proposed merger with Publicis Omnicom Group

Mechanics of the compensation proposal by Publicis to ORANE holders

This document sets out, as announced by Publicis in its press release on 10 October 2013 published following the meeting of holders of Bonds Redeemable into New or Existing Shares (the “ORANE”) issued on 24 September 2002 (in an information memorandum (note d’opération) approved by the Commission des Opérations de Bourse under visa number 02-564 on 16 May 2002, ISIN Code: FR0000187783), the mechanics of (i) the early redemption of ORANE (optional or mandatory) in connection with the merger with Publicis Omnicom Group and (ii) of the compensation proposal made by Publicis in the context of the adjustment of the basis of redemption of the ORANE.

Optional Early Redemption (article 6.3.3.1 of the information memorandum)

Publicis confirms that as a result of the announcement made on 28 July 2013 concerning its proposed combination with Omnicom which will occur by way of a merger of Publicis with the Dutch company Publicis Omnicom Group N.V., ORANE holders will be able to elect to exercise the early redemption option provided by article 6.3.3.1(iii) of the information memorandum.

Publicis will announce to holders the commencement and termination of a 10 trading-day period during which holders may, via their financial intermediary, request the early redemption of their ORANE (the “Redemption Period”). This Redemption Period will end at the latest 15 trading days prior to the general meeting of shareholders called to resolve on the merger.

Holders who have elected to benefit from this early redemption option will receive 9.135 shares per ORANE (the total number of shares delivered being rounded up or down at the option of each holder, with payment of the difference in cash) as well as the coupon accrued between 1st September 2013 and the last day of the Redemption Period. This coupon will be calculated in accordance with the third resolution voted on by the meeting of the holders, at the rate of 3.2946% annually.

Mandatory early redemption following the shareholders’ general meeting voting on the merger

Pursuant to the second resolution voted on by the meeting of the holders on 10 October 2013 and subject to approval by the general meeting of Publicis shareholders called to resolve on the merger, Publicis will, at the close of such shareholders’ meeting, undertake the early redemption of all remaining ORANE.

The delivery of shares further to this early redemption will occur within the 10 trading days following the general meeting of Publicis shareholders. Holders will receive 9.135 shares per ORANE (the total number of shares being rounded down, with payment of the difference in cash) as well as the coupon accrued between 1st September 2013 and the fifth trading day following the general meeting of Publicis shareholders resolving on the merger. This coupon will be calculated in accordance with the third resolution voted on by the meeting of the holders, at the rate of 3.2946% annually.

The shares delivered in redemption of the ORANE (whether optional or mandatory) will be immediately assimilated into existing shares and will in particular give right to the extraordinary dividend of 1 euro per share which will be voted on by the general meeting resolving on the merger.

Adjustment to the ORANE redemption parity and compensation proposal

Publicis reminds that it has proceeded with the adjustment of the ORANE redemption parity in order to take account of the portion of dividends paid out of premium in 2003 and 2004. Consequently, each ORANE is presently entitled to 9.135 instead of 9 Publicis shares.

Publicis is offering to present and past ORANE holders, who so elect via a simplified procedure, to receive in full and settlement, such additional shares and coupon that they should have received within the limitation period, i.e. on each of the redemption and coupon payment dates occurring on 1st September of 2009 to 2013, if Publicis had proceeded to adjust the ORANE redemption on such dates.

In order to do this, Publicis will in the coming days make available online on its Internet website a compensation request form. Holders who wish to benefit from this compensation will have to download this form, complete it with the information and supporting documentation required (in particular supporting documentation evidencing the receipt of redemption and coupon payments), sign it and return it by mail to Publicis, who will credit the accounts of such holders with the corresponding amount of shares and cash due.

Requests must be addressed to Publicis.

The documents are available on the website of Publicis at the following address: www.publicisgroupe.com/

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Publicis, Omnicom, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Publicis and Omnicom as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Publicis, Omnicom and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

About Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] is one of the world’s leading communications groups. We offer the full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta, VivaKi), creative services (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia) and healthcare communications, with Publicis Healthcare Communications Group (PHCG). Present in 108 countries, the Groupe employs 60,000 professionals.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | LinkedIn : Publicis Groupe | http://www.youtube.com/user/PublicisGroupe |

Viva la Difference !

Contacts Publicis Groupe Peggy Nahmany Martine Hue Stéphanie Constand-Atellian Dominique Le Bourhis	Corporate Communication Investor Relations Investor Relations VP & Group Treasurer	+ 33 (0)1 44 43 72 83 + 33 (0)1 44 43 65 00 + 33 (0)1 44 43 74 44 + 33 (0)1 44 43 65 18

Paris, le 10 octobre 2013. Les porteurs d’Obligations Remboursables en Actions Nouvelles ou Existantes (ORANE) émises le 24 septembre 2002 (note d’opération visée par la COB le 16 mai 2002 sous le numéro 02-564, code ISIN : FR0000187783), réunis en assemblée le 10 octobre 2013, ont approuvé à l’unanimité le projet de fusion de Publicis avec la société Publicis Omnicom Group, qui doit intervenir dans le cadre du projet de rapprochement de Publicis et d’Omnicom annoncé le 28 juillet 2013.

A cette occasion, les porteurs d’ORANE ont également approuvé certaines modifications des termes et conditions des ORANE visant d’une part à prévoir le remboursement anticipé de l’ensemble des ORANE après l’assemblée générale extraordinaire des actionnaires de Publicis appelée à voter la fusion (ce cas spécifique de remboursement étant sans incidence sur la faculté de remboursement anticipée dont bénéficient les porteurs d’ORANE avant cette assemblée en application de l’article 6.3.3.1 (iii) de la note d’opération), et d’autre part à préciser que le coupon couru qui sera payé à l’occasion de ces remboursements anticipés sera calculé sur la base de 3,2946% par an.

Publicis rappelle enfin que la parité de remboursement des ORANE a été ajustée d’un multiple de 1,015 afin de tenir compte de la part des dividendes payés en 2003 et 2004 imputés sur des comptes de prime. Chaque ORANE donne, à raison de cet ajustement, droit à 9,135 actions Publicis au lieu de 9 actions. Dans ce contexte, Publicis offrira aux porteurs actuels et anciens d’ORANE justifiant la détention d’ORANE aux dates d’amortissement et de paiement de coupons intervenus au cours de la période non prescrite, à savoir les 1er septembre 2009 à 2013, une compensation correspondant aux actions et aux coupons supplémentaires qu’ils auraient dû percevoir à ces dates.

L’annexe au présent communiqué de presse précise les modalités techniques du remboursement anticipé des ORANE (facultatif et obligatoire) en raison du projet de fusion et des demandes pouvant être soumises par les porteurs au titre de l’offre de compensation. Un formulaire sera à cet égard disponible sur le site Internet de Publicis (www.publicisgroupe.com). Un compte rendu de l’assemblée des porteurs d’ORANE tenue le 10 octobre 2013 est également disponible sur le site Internet de Publicis.

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ANNEXE

Modalités techniques du remboursement anticipé des ORANE en raison du projet de fusion avec Publicis Omnicom Group

Modalités techniques de l’offre de compensation faite par Publicis aux porteurs d’ORANE

Le présent document précise, comme annoncé par Publicis dans son communiqué de presse du 10 octobre 2013 diffusé à la suite de l’assemblée des porteurs d’Obligations Remboursables en Actions Nouvelles ou Existantes (ORANE) émises le 24 septembre 2002 (note d’opération visée par la COB le 16 mai 2002 sous le numéro 02-564, code ISIN : FR0000187783), les modalités techniques (i) du remboursement anticipé des ORANE (facultatif ou obligatoire) en raison du projet de fusion avec Publicis Omnicom Group et (ii) de l’offre de compensation faite par Publicis dans le cadre de l’ajustement des bases de remboursement des ORANE.

Remboursement anticipé facultatif (art. 6.3.3.1 de la note d’opération)

Publicis confirme qu’en raison de l’annonce, le 28 juillet 2013, de son projet de rapprochement avec Omnicom qui interviendrait notamment au moyen d’une fusion avec la société néerlandaise Publicis Omnicom Group, les porteurs d’ORANE pourront opter pour la faculté de remboursement anticipé offerte par l’article 6.3.3.1 (iii) de la note d’opération.

Publicis annoncera aux porteurs les dates d’ouverture et de fermeture d’une période de 10 jours ouvrés pendant laquelle les porteurs pourront faire, via leur intermédiaire financier, la demande de remboursement anticipé de leurs ORANE (la « Période de Remboursement »). Cette Période de Remboursement s’achèvera au plus tard 15 jours ouvrés avant l’assemblée générale des actionnaires qui sera appelée à statuer sur la fusion.

Les porteurs ayant choisi de bénéficier de cette faculté de remboursement recevront 9,135 actions par ORANE (le nombre total d’actions remises étant arrondi à la hausse ou à la baisse, moyennant complément en numéraire, au choix des porteurs) ainsi que le coupon couru entre le 1er septembre 2013 et le dernier jour de la Période de Remboursement. Ce coupon sera calculé, conformément à la troisième résolution votée par l’assemblée des porteurs, au taux de 3,2946% par an.

Remboursement anticipé obligatoire à l’issue de l’assemblée des actionnaires statuant sur la fusion

Conformément à la deuxième résolution votée par l’assemblée des porteurs du 10 octobre 2013 et sous réserve d’approbation par l’assemblée générale des actionnaires de Publicis appelée à statuer sur la fusion, Publicis remboursera par anticipation, à l’issue de cette assemblée, la totalité des ORANE restantes.

La remise des actions consécutive à ce remboursement anticipé interviendra dans les 10 jours ouvrés suivant la tenue de l’assemblée générale. Les porteurs recevront 9,135 actions par ORANE (le nombre total d’actions remises étant arrondi à la baisse, moyennant complément en numéraire) ainsi que le coupon couru entre le 1er septembre 2013 et le cinquième jour ouvré suivant l’assemblée générale de fusion. Ce coupon sera calculé, conformément à la troisième résolution votée par l’assemblée des porteurs, au taux de 3,2946% par an.

Les actions qui seront remises en remboursement des ORANE (tant au titre de remboursements facultatifs qu’obligatoires) seront immédiatement assimilées aux actions existantes et donneront notamment droit au dividende extraordinaire de 1 euro par action qui serait décidé par l’assemblée générale de fusion.

Ajustement de la parité de remboursement des ORANE et offre de compensation

Publicis rappelle qu’elle a procédé à l’ajustement de la parité de remboursement des ORANE afin de tenir compte de la part des dividendes payés en 2003 et 2004 prélevée sur des primes. En conséquence chaque ORANE donne actuellement le droit de recevoir 9,135 actions au lieu de 9 actions.

Publicis propose aux porteurs d’ORANE actuels ou anciens qui en font la demande de recevoir, pour solde de tout compte et dans le cadre d’une procédure simplifiée, les actions et coupons supplémentaires qu’ils auraient reçus au cours de la période non prescrite, à savoir aux dates de paiement des amortissements et des coupons intervenus le 1er septembre des années 2009 à 2013, si Publicis avait alors procédé à l’ajustement des ORANE.

Pour ce faire, Publicis mettra dans les jours à venir en ligne sur son site Internet un formulaire de demande de compensation. Les porteurs souhaitant bénéficier de cette compensation devront télécharger ce formulaire, le compléter avec les informations et pièces justificatives demandées (notamment les justificatifs de réception des amortissements et coupons), le signer et le renvoyer par courrier à Publicis, qui créditera les comptes des demandeurs des actions et espèces correspondantes.

Les demandes pourront être adressées à Publicis.

Les documents sont disponibles sur le site de Publicis à l’adresse suivante : www.publicisgroupe.com

AVERTISSEMENT

Cette présentation contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Publicis Groupe, Omnicom, Publicis Omnicom, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements de Publicis Groupe et d’Omnicom ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que “ viser ”, “ anticiper ”, “ croire ”, “ planifier ”, “ pourrait ”, “ serait ”, “ devrait ”, “ estimer ”, “ s’attendre à ”, “ prévoir ”, “ avenir ”, “ orientation ”, “ avoir l’intention ”, “ peut ”, “ sera ”, “ possible ”, “ potentiel ”, “ prédire ”, “ projeter ” ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la “ SEC ”) ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis Groupe et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou “ AMF ”). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuelle, et de la réglementation européenne applicable.

Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM Publicis Omnicom rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou “ AFM ”), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le “ Prospectus d’Admission ”). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PUBLICIS GROUPE, OMNICOM, PUBLICIS OMNICOM, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom sur le site de Publicis Groupe à l’adresse www.Publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis Groupe Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le “ Rapport ”). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PUBLICIS GROUPE, OMNICOM, PUBLICIS OMNICOM, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.Publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Publicis Omnicom déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom (le “ prospectus/proxy ”). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PUBLICIS GROUPE, OMNICOM, PUBLICIS OMNICOM, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis Groupe ou par Publicis Omnicom).

Absence de Prospectus EEE jusqu’au Prospectus d’Admission Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation Publicis Groupe, Omnicom, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC. Publicis Groupe, Omnicom, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

A propos de Publicis Groupe

Publicis Groupe [Euronext Paris FR0000130577, CAC 40] est l’un des premiers groupes mondiaux de communication. Nous sommes présents dans tous les secteurs et les métiers : le numérique (DigitasLBi, Razorfish, Rosetta, VivaKi), les agences créatives (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), les relations publiques, la communication institutionnelle et l’événementiel (MSLGROUP), l’achat d’espace et la stratégie média (Starcom MediaVest Group et ZenithOptimedia) et enfin la communication santé avec Publicis Healthcare Communications Group (PHCG). Le Groupe est présent dans 108 pays et compte environ 60 000 collaborateurs.

www.publicisgroupe.com | Twitter:@PublicisGroupe | Facebook: www.facebook.com/publicisgroupe | LinkedIn : Publicis Groupe | http://www.youtube.com/user/PublicisGroupe |

Viva la Difference !

Contacts Publicis Groupe Peggy Nahmany Martine Hue Stéphanie Constand-Atellian Dominique Le Bourhis	Communication corporate Relations investisseurs Relations investisseurs Directeur de la Trésorerie et du Financement du Groupe	+ 33 (0)1 44 43 72 83 + 33 (0)1 44 43 65 00 + 33 (0)1 44 43 74 44 + 33 (0)1 44 43 65 18